UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Director/PDMR Shareholding dated 3 August 2009
Exhibit No. 2	FRN Variable Rate Fix dated 3 August 2009
Exhibit No. 3	Publication of Prospectus dated 5 August 2009
Exhibit No. 4	Director/PDMR Shareholding dated 5 August 2009
Exhibit No. 5	FRN Variable Rate Fix dated 7 August 2009
Exhibit No. 6	FRN Variable Rate Fix dated 7 August 2009
Exhibit No. 7	FRN Variable Rate Fix dated 7 August 2009
Exhibit No. 8	FRN Variable Rate Fix dated 10 August 2009
Exhibit No. 9	FRN Variable Rate Fix dated 12 August 2009
Exhibit No. 10	Full Early Redemption dated 12 August 2009
Exhibit No. 11	Publication of Final Terms dated 13 August 2009
Exhibit No. 12	Publication of Final Terms dated 17 August 2009
Exhibit No. 13	FRN Variable Rate Fix dated 18 August 2009
Exhibit No. 14	Full Early Redemption dated 18 August 2009
Exhibit No. 15	FRN Variable Rate Fix dated 18 August 2009
Exhibit No. 16	FRN Variable Rate Fix dated 18 August 2009
Exhibit No. 17	FRN Variable Rate Fix dated 18 August 2009
Exhibit No. 18	FRN Variable Rate Fix dated 18 August 2009
Exhibit No. 19	FRN Variable Rate Fix dated 18 August 2009
Exhibit No. 20	FRN Variable Rate Fix dated 18 August 2009
Exhibit No. 21	Director/PDMR Shareholding dated 19 August 2009
Exhibit No. 22	FRN Variable Rate Fix dated 19 August 2009
Exhibit No. 23	FRN Variable Rate Fix dated 21 August 2009
Exhibit No. 24	FRN Variable Rate Fix dated 25 August 2009
Exhibit No. 25	FRN Variable Rate Fix dated 26 August 2009
Exhibit No. 26	FRN Variable Rate Fix dated 26 August 2009
Exhibit No. 27	FRN Variable Rate Fix dated 28 August 2009
Exhibit No. 28	Total Voting Rights dated 28 August 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date:  September 1, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: September 1, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

3 August 2009

Barclays PLC

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

On 3 August 2009 the following ordinary shares in Barclays PLC were purchased on behalf of the following non-executive directors of Barclays PLC at a price of £3.241 per share.  As disclosed in the Barclays Annual Report, these purchases arise from the policy of using part of each director's fee to purchase shares in Barclays PLC on the directors' behalf which, together with any reinvested dividends, are retained for the director until they leave the Board.

DIRECTOR	BARCLAYS PLC SHARES PURCHASED	TOTAL BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION	TOTAL NON-BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION
David Booth	1,520	73,325	-
Sir Richard Broadbent	1,494	34,541	-
Leigh Clifford	1,302	35,427	-
Fulvio Conti	1,292	39,304	-
Simon Fraser	1,247	26,247	-
Reuben Jeffery	173	173	-
Sir Andrew Likierman	1,520	23,007	-
Sir Michael Rake	1,494	15,127	-
Stephen Russell	1,292	41,483	-
Sir John Sunderland	1,291	79,775	-

Exhibit No. 2

As Agent Bank, please be advised of the following rate determined on: 03/08/09
Issue	¦ Barclays Bank Plc Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 05/08/09 to 08/09/09		Payment Date 08/09/09
Number of Days	¦ 34
Rate	¦ 1.32563
Denomination USD	¦ 50,000	¦ 1,000		¦

Amount Payable per Denomination	¦ 62.60	¦ 1.25		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 3

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 4 August 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9377W_1-2009-8-5.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf

London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

5 August 2009

Barclays PLC

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

Mr R Jeffery III, a director of Barclays PLC ("the Company"), notified the Company on 4 August 2009 that on 4 August 2009 he had purchased 500 American Depository Shares ("ADS") in the Company at a price of $22.1700 per ADS.  Each ADS represents four ordinary shares.

Following this transaction, Mr Jeffery has a total beneficial interest in 500 American Depository Shares and 173 ordinary shares in Barclays PLC.

Exhibit No. 5

As Agent Bank, please be advised of the following rate determined on: 13/05/09
Issue	¦ Barclays Bank PLC - Series 184 - GBP1,141,500,000 FRN due Feb 2012

ISIN Number	¦ XS0413571851
ISIN Reference	¦ 041357185
Issue Nomin GBP	¦ 1,141,500,000
Period	¦ 13/05/09 to 13/08/09		Payment Date 13/08/09
Number of Days	¦ 92
Rate	¦ 1.78375
Denomination GBP	¦ 50,000	¦		¦

Amount Payable per Denomination	¦ 224.80	¦		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 6

As Agent Bank, please be advised of the following rate determined on: 23/07/09
Issue	¦ Barclays Bank PLC Series 193 - EUR 1,500,000,000 FRN due 25 Oct 2010

ISIN Number	¦ XS0424840758
ISIN Reference	¦ 042484075
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 27/07/09 to 26/10/09		Payment Date 26/10/09
Number of Days	¦ 91
Rate	¦ 2.327
Denomination EUR	¦ 50,000	¦		¦

Amount Payable per Denomination	¦ 294.11	¦		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 7

As Agent Bank, please be advised of the following rate determined on: 10/07/09
Issue	¦ Barclays Bank PLC - Series 200 - USD 475,000,000 Guaranteed FRN Due 14 Apr 2012

ISIN Number	¦ XS0440449865
ISIN Reference	¦ US06738G7S32
Issue Nomin USD	¦ 475,000,000
Period	¦ 14/07/09 to 14/10/09		Payment Date 14/10/09
Number of Days	¦ 92
Rate	¦ 0.775
Denomination USD	¦ 1,000	¦		¦

Amount Payable per Denomination	¦ 1.98	¦		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 8

As Agent Bank, please be advised of the following rate determined on: 11/05/09
Issue	¦ Barclays Bank Plc - Series 185 - USD60,000,000 FRN due February 2012

ISIN Number	¦ XS0413572404
ISIN Reference	¦ 041357240
Issue Nomin USD	¦ 60,000,000
Period	¦ 13/05/09 to 13/08/09		Payment Date 13/08/09
Number of Days	¦ 92
Rate	¦ 1.7
Denomination USD	¦ 100,000	¦ 60,000		¦

Amount Payable per Denomination	¦ 434.44	¦ 260.67		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 9

As Agent Bank, please be advised of the following rate determined on: 11/08/09
Issue	¦ Barclays Bank Plc - Series 185 - USD60,000,000 FRN due February 2012

ISIN Number	¦ XS0413572404
ISIN Reference	¦ 041357240
Issue Nomin USD	¦ 60,000,000
Period	¦ 13/08/09 to 13/11/09		Payment Date 13/11/09
Number of Days	¦ 92
Rate	¦ 1.23438
Denomination USD	¦ 100,000	¦ 60,000,000		¦

Amount Payable per Denomination	¦ 315.45	¦ 189,271.60		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 10

Please be advised the following issue will be called due to early redemption on 24 Aug 09

Barclays Bank Plc. - Series 8203 - ISIN XS0286692677 Maturity Date 23 Feb 2017 - O/S Nominal EUR 1,500,000

The outstanding balance will therefore be zero.

Please amend your records accordingly.

Exhibit No. 11

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of €2,000,000,000 4.875 per cent. Fixed Rate Notes due 2019 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4107X_1-2009-8-13.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf

London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 8 June 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 12

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of £750,000,000 5.75 per cent. Fixed Rate Notes due 2021 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5625X_1-2009-8-17.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf

London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus dated 8 June 2009 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 13

As Agent Bank, please be advised of the following rate determined on: 17/08/09
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/08/09 to 21/09/09		Payment Date 21/09/09
Number of Days	¦ 33
Rate	¦ 1.22875
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 112.64	¦ Pok2,252,708.33	¦ 1.13

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 14

Please be advised the following issue has been repurchased for USD 2,750,000 on 17 Aug 09 and then will be redeemed at par due to a EARLY REDEMPTION on 27 Aug 09.

•	Barclays Series SN16048 USD 4,000,000 Due 27 May 2010 - XS0429782724

The outstanding balance will therefore be zero

Please amend your records accordingly.

Exhibit No. 15

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Jun-2011
ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Aug-2009 TO 16-Sep-2009 HAS BEEN FIXED AT 1.001250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Sep-2009 WILL AMOUNT TO:
GBP 41.15 PER GBP 50000 DENOMINATION

Exhibit No. 16

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Dec-2011
ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Aug-2009 TO 16-Sep-2009 HAS BEEN FIXED AT 1.051250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Sep-2009 WILL AMOUNT TO:
GBP 43.2 PER GBP 50000 DENOMINATION

Exhibit No. 17

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Aug-2009 TO 16-Sep-2009 HAS BEEN FIXED AT 1.101250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Sep-2009 WILL AMOUNT TO:
GBP 45.26 PER GBP 50000 DENOMINATION

Exhibit No. 18

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Aug-2009 TO 16-Sep-2009 HAS BEEN FIXED AT 1.101250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Sep-2009 WILL AMOUNT TO:
GBP 45.26 PER GBP 50000 DENOMINATION

Exhibit No. 19

Re:	BARCLAYS BANK PLC.
GBP 1600000000
MATURING: 16-Nov-2018
ISIN: XS0398796895

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Aug-2009 TO 16-Sep-2009 HAS BEEN FIXED AT 1.101250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Sep-2009 WILL AMOUNT TO:
GBP 45.26 PER GBP 50000 DENOMINATION

Exhibit No. 20

As Agent Bank, please be advised of the following rate determined on: 18/08/09
Issue	¦ Barclays Bank PLC - Series 187 - GBP 250,000,000 FRN due 20 Feb 2012

ISIN Number	¦ XS0414007491
ISIN Reference	¦ 41400749
Issue Nomin GBP	¦ 250,000,000
Period	¦ 18/08/09 to 18/11/09		Payment Date 18/11/09
Number of Days	¦ 92
Rate	¦ 1.20125
Denomination GBP	¦ 50,000	¦ 250,000,000	¦

Amount Payable per Denomination	¦ 151.39	¦ 756,952.05	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 21

19 August 2009

Barclays PLC

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

Mr R Jeffery III, a director of Barclays PLC ("the Company"), notified the Company on 18 August 2009 that on 18 August 2009 he had purchased 6,000 American Depository Shares ("ADS") in the Company at an average price of $22.8398 per ADS.  Each ADS represents four ordinary shares.

Following this transaction, Mr Jeffery has a total beneficial interest in 6,500 American Depository Shares and 173 ordinary shares in Barclays PLC.

Exhibit No. 22

As Agent Bank, please be advised of the following rate determined on: 19/08/09
Issue	¦ Barclays Bank PLC - Series 170 - EUR 1,500,000,000 FRN due 22 Nov 2011

ISIN Number	¦ XS0400716444
ISIN Reference	¦ 40071644
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 21/08/09 to 23/11/09		Payment Date 23/11/09
Number of Days	¦ 94
Rate	¦ 1.104
Denomination EUR	¦ 50,000	¦ 1,500,000,000	¦

Amount Payable per Denomination	¦ 144.13	¦ 4,324,000.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 23

As Agent Bank, please be advised of the following rate determined on: 21-Aug-2009
Issue	¦ Barclays Bank Plc Series 151 USD 1,500,000,000 Callable Floating Rate Subordinated Notes due 2015

ISIN Number	¦ XS0213053910
ISIN Reference	¦
Issue Nomin USD	¦ 1,500,000,000.00
Period	¦ 25-Aug-2009 to 25-Nov-2009		Payment Date 25-Nov-2009
Number of Days	¦ 92
Rate	¦ 0.59313
Denomination USD	¦ 1,000.00	¦ 10,000.00	¦

Amount Payable per Denomination	¦ 1.52	¦ 15.16	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 24

As Agent Bank, please be advised of the following rate determined on: 24/08/09
Issue	¦ Barclays Bank Plc - Series 197 - GBP200,000,000 FRN due May 2012

ISIN Number	¦ XS0430788108
ISIN Reference	¦ 043078810
Issue Nomin GBP	¦ 200,000,000
Period	¦ 24/08/09 to 23/11/09		Payment Date 23/11/09
Number of Days	¦ 91
Rate	¦ 0.99
Denomination GBP	¦ 50,000	¦ 200,000,000	¦

Amount Payable per Denomination	¦ 123.41	¦ 493,643.84	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 25

As Agent Bank, please be advised of the following rate determined on: 26-Aug-2009
Issue	¦ Barclays Bank PLC USD 750,000,000 Undated Floating Rate Primary Capital Notes Series 2

ISIN Number	¦ GB0000777705
ISIN Reference	¦
Issue Nomin USD	¦ 482,770,000.00
Period	¦ 28-Aug-2009 to 26-Feb-2010		Payment Date 26-Feb-2010
Number of Days	¦ 182
Rate	¦ 0.87500
Denomination USD	¦ 10,000.00	¦ 100,000.00	¦

Amount Payable per Denomination	¦ 44.24	¦ 442.40	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 26

As Agent Bank, please be advised of the following rate determined on: 26-Aug-2009
Issue	¦ Barclays Bank PLC EUR 1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017 Series 160

ISIN Number	¦ XS0301811070
ISIN Reference	¦
Issue Nomin EUR	¦ 1,500,000,000.00
Period	¦ 28-Aug-2009 to 30-Nov-2009		Payment Date 30-Nov-2009
Number of Days	¦ 94
Rate	¦ 1.03400
Denomination EUR	¦ 50,000.00	¦	¦

Amount Payable per Denomination	¦ 134.99	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 27

As Agent Bank, please be advised of the following rate determined on: 28-Aug-2009
Issue	¦ Barclays Bank PLC Series 112 EUR 50,000,000 Subordinated Floating Rate Notes Due March, 2022

ISIN Number	¦ XS0144176996
ISIN Reference	¦
Issue Nomin EUR	¦ 50,000,000.00
Period	¦ 01-Sep-2009 to 01-Mar-2010		Payment Date 01-Mar-2010
Number of Days	¦ 181
Rate	¦ 1.48800
Denomination EUR	¦ 50,000,000.00	¦	¦

Amount Payable per Denomination	¦ 374,066.67	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 28

28 August 2009

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 11,029,397,305 ordinary shares with voting rights as at 27 August 2009. There are no ordinary shares held in Treasury.

The above figure (11,029,397,305) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.